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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           Schedule 13D
            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                 Allin Communications Corporation
         ________________________________________________
                         (Name of Issuer)


             Common Stock, par value $0.01 per share
         ________________________________________________
                  (Title of Class of Securities)



                           019924 10 9
         ________________________________________________
                          (CUSIP Number)

                                   Copy to:

Thomas D. Wright                        Bryan D. Rosenberger
500 Greentree Commons                   Eckert Seamans Cherin &
381 Mansfield Avenue                    Mellott, LLC
Pittsburgh, PA  15220                   42nd Floor, 600 Grant St.
                                        Pittsburgh, PA  15219
(412) 928-8800                          (412) 566-6000
_________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                         January 2, 1998
         ________________________________________________
               (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [ ]





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                           SCHEDULE 13D


CUSIP No. 019924 10 9


1.   Name of Reporting Person:  Thomas D. Wright
     I.R.S. Identification No.:  ###-##-####

2.   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                       (b)  [ ]

3.   SEC Use Only

4.   Source of Funds:   Not applicable

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                 [ ]

6.   Citizenship or Place of Organization:  United States

Number of       7.  Sole Voting Power:                    211,460
 Shares
Beneficially         8.  Shared Voting Power:             - 0 -
 Owned by
   Each         9.  Sole Dispositive Power:               211,460
Reporting
 Person        10.  Shared Dispositive Power:             - 0 -
  With

11.  Aggregate Amount Beneficially Owned by Each          211,460
     Reporting Person:

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                 [ ]

13.  Percent of Class Represented by Amount in Row (11):    4.08%

14.  Type of Reporting Person:  IN




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          This statement amends Items 4 and 5 of the Schedule 13D
of Thomas D. Wright (the "Reporting Person") dated November 6, 1996 (the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.


Item 4.   Purpose of Transaction.

          The Reporting Person has no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

          Except as set forth in this Item 4, the Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(x) any action similar to any of those enumerated above.

          The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time.

          As discussed in Item 5, the Reporting Person recently transferred by gift an aggregate of 55,000 shares of Common
Stock.


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Item 5.   Interest in Securities of Issuer.

          The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 211,460 shares of Common Stock representing approximately 4.08% of the Common Stock outstanding (based on the number of shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1997).

          The Reporting Person also owns 1,764.7059 shares of Series A Preferred Stock which, until December 6, 1997, were convertible into 14,365 shares of Common Stock. Such conversion right has now lapsed, and the Reporting Person is no longer deemed to beneficially own the 14,365 shares of Common Stock into which such shares of Series A Preferred Stock had been convertible.

          As of December 29, 1997, the Reporting Person transferred by gift in private transactions an aggregate of 20,000 shares of Common Stock, and as of January 2, 1998, the Reporting Person transferred by gift in private transactions an aggregate of 35,000 shares of Common Stock. No consideration was paid or is expected to be paid in respect of such gifts. Following such transfers, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

          Except as described herein, no transactions in Common
Stock were effected during the past 60 days by the Reporting
Person.

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Signatures.

          After reasonable inquiry and to the best of my know-ledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 19, 1998              By:  /s/ Thomas D. Wright
_________________                ________________________________
     Date                          Thomas D. Wright